FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 18 DATED JUNE 22, 2012

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, Supplement No. 14 dated April 27, 2012, Supplement no. 15 dated May 16, 2012, Supplement No. 16 dated May 18, 2012 and Supplement No. 17 dated June 8, 2012. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering; and

•	the acquisition of a multifamily community located in the Midwestern United States.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of June 20, 2012, we had accepted aggregate gross offering proceeds of $117.6 million related to the sale of 11.8 million shares of stock, including shares sold pursuant to our distribution reinvestment plan. As of June 20, 2012, approximately 63.3 million shares of our common stock remain available for sale in our primary offering, and approximately 7.4 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Property Acquisition

On June 20, 2012, we, through a wholly owned subsidiary, acquired all of the limited liability company interests of a Delaware limited liability company that owns a multifamily community located in the Midwestern United States (the “Property”), from an unaffiliated seller, Prudential Mortgage Capital Funding, LLC, a Delaware limited liability company. The Property is a multifamily community with over 900 units located on an approximately 110-acre site with amenities, including but not limited to, swimming pools, tennis courts, a clubhouse, a fitness center, laundry rooms, a playground and carports. The Property was constructed in six phases from 1966 to 1978 and is currently 78% leased.

The contract purchase price for the Property was $41.25 million, excluding closing costs. We funded the purchase price with proceeds from this offering and proceeds from our existing line of credit. The purchase price represents a 61% discount to our estimate of the replacement cost of the Property if built today.

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make renovations to the Property. We intend to bring 100% of the units back to leasable condition as well as attend to deferred maintenance on the exterior and in common areas. Additional renovations include, painting, remodeling the clubhouse/leasing center and updating the swimming pools, fitness center and interior hallways.

1